

Oscar Gutierrez
CFO en Cybolt
Mexico City, Mexico · **Contact info**
26 connections

 Cybolt

 Universidad Nacional
Autónoma de México

Experience


CFO
Cybolt · Full-time
Oct 2020 – Present · 1 yr 1 mo


Gerente de contabilidad
RW Consulting · Full-time
Jul 2013 – Oct 2020 · 7 yrs 4 mos
México


Supervisor de contabilidad
Mazars Mexico · Full-time
Apr 2009 – Jul 2013 · 4 yrs 4 mos
México

Education


Universidad Nacional Autónoma de México
Licenciatura


Universidad Nacional Autónoma de México
Diplomado, Contribuciones Fiscales